NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PARAMOUNT RESOURCES LTD.

Calgary, Alberta

November 30, 2010

NEWS RELEASE:   PARAMOUNT RESOURCES LTD. ANNOUNCES $300 MILLION NOTES OFFERING

Paramount Resources Ltd. has agreed to sell $300 million of 8.25% senior unsecured notes due 2017 (the "Notes") at par to a syndicate of underwriters for public offering in Canada.  The offering of Notes is expected to close on or about December 13, 2010.  Proceeds from the offering of the Notes will be used for the purchase and/or redemption of the US$90,191,000 aggregate principal amount of Paramount's US notes not held indirectly by it, for the non-permanent repayment of indebtedness under Paramount's credit facility and for capital expenditures and general corporate purposes.

The underwriting syndicate is led by Scotia Capital Inc. and BMO Capital Markets, as co-bookrunners, and also includes RBC Capital Markets, HSBC Securities (Canada) Inc. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters").

The Notes offering is being made by way of a prospectus supplement to Paramount's short form base shelf prospectus dated October 29, 2010.  The base shelf prospectus is, and the prospectus supplement and underwriting agreement between Paramount and the Underwriters will be, available on SEDAR at www.sedar.com.

The Notes have not been and will not be registered under any federal or state securities laws of the United States.  Accordingly, the Notes may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the federal and applicable state securities laws of the United States.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes in any jurisdiction.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s Class A Common Shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994

Advisory Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact.  This news release contains forward-looking statements with respect to the timing and completion of the Notes offering, the use of proceeds of the Notes offering and the purchase and/or redemption of Paramount's US notes not indirectly held by it.  Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because Paramount cannot give any assurance that such expectations will prove to be correct.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic, business and market conditions, industry conditions, stock market and commodity price volatility and difficulty in obtaining required regulatory approvals.  Paramount undertakes no obligation to update its forward-looking statements except as required by applicable laws.